Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications were made available by posts on Twitter:

Tweet 1: Benefits of the Comcast TWC deal via the @FT [link to http://www.ft.com/intl/cms/s/c8cb8546-b514-11e3-a746-00144feabdc0,Authorised=false.html?_i_location=http%3A%2F%2Fwww.ft.com%2Fcms%2Fs%2F0%2Fc8cb8546-b514-11e3-a746-00144feabdc0.html%3Fsiteedition%3Dintl&siteedition=intl&_i_referer=http%3A%2F%2Ft.co%2Fhu5AEZ1cS6#axzz2xHjkhfsL] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 2: NYTimes looks at Comcast TWC deal by @JamesStewartNYT [link to http://www.nytimes.com/2014/03/29/business/a-vision-for-comcast-in-a-post-merger-world.html?_r=0http://t.co/5huOaJwfOj] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

Tweet 3: Comcast's Cohen talks TWC deal, Netflix and peering on @cspan The Communicators w @hbuskirk [link to http://corporate.comcast.com/comcast-voices/comcasts-david-l-cohen-discusses-time-warner-cable-and-netflix-on-c-span] [link to http://corporate.comcast.com/images/comcast-twc-legend-march-21-update.pdf]

The following articles written by third parties were made available via a link provided in Tweet 1 and Tweet 2, respectively:

Article 1

The benefits of Comcast’s TWC deal

March 27, 2014 11:58 pm

From Mr Carl Guardino.

Sir, Critics of Comcast’s acquisition of Time Warner Cable (TWC) focus on hypothetical dangers while ignoring concrete benefits of the deal (“Ma Bell should toll for Comcast’s deal”, editorial, February 14).

Consumers will get faster internet service. Comcast is a leader in broadband technology, offering speeds of 100 Mbps to 505 Mbps – far faster than most TWC systems today. The US is already far ahead of Europe – it has faster average speeds, is one of only two countries with three fully deployed broadband technologies and has more affordable entry level pricing – and upgrading TWC systems will only accelerate that leadership.

Comcast’s transaction with TWC will also mean a better video experience for more Americans. Its next-generation X1 platform and Xfinity apps – which offer more than 300,000 film and TV titles that consumers can watch on any devices via streaming or on-demand – will reach millions more.

Independent programmers argue the deal will help them get a fair shake in carriage negotiations. Chad Gutstein, former chief operating officer of Ovation TV, says Comcast “is the best in the industry”, supporting independents as well as numerous minority-owned channels such as TV One and many others.

The deal will bring more competition to video markets upended by the broadband revolution. National leaders such as Netflix, Apple and Google are succeeding precisely because they have found new ways to give consumers “anytime, anywhere” access to quality programming.

Comcast’s platforms with vast on-demand and streaming choices are also pioneering. But unlike its national competitors, Comcast will serve less than a third of the market even after acquiring TWC. Concerns that Comcast will be “too strong” seem just a tad misplaced. Mark Cuban, who owns AXS TV and the Dallas Mavericks basketball team, argues that a more national Comcast would enhance competition – overall he calls it a “huge positive”.

Comcast’s acquisition of TWC will strengthen “network neutrality” – one of the top priorities of consumer advocates. Comcast actively supported the original 2010 open internet rules and remains committed to them today even though the rules have been struck down. The transaction will now extend this commitment to existing TWC areas.

Finally, because Comcast and TWC operate in different communities, not a single consumer will see any reduction in competition for internet, cable TV or telephone service. The deal will merely exchange one provider for another – an exchange that will bring faster internet speeds, more programming choice and more civic programmes such as Comcast’s Internet Essentials, which has brought low-cost broadband to more than 1m underprivileged Americans.

Carl Guardino, Chief Executive, Silicon Valley Leadership Group, San Jose, CA, US

Article 2

A Vision for Comcast in a Post-Merger World

MARCH 28, 2014

Comcast’s chief executive, Brian Roberts, was stung four years ago when Reed Hastings, chief executive of the then-fledgling Netflix, dismissed Comcast with a rhetorical question: “Why would we want to do a deal with a regional cable company?”

If Mr. Roberts has his way, Comcast will soon be neither regional nor cable. With its aggressive push into broadband Internet and its bold acquisition of NBC Universal, Comcast already is no longer just a cable company. If its proposed $45 billion acquisition of Time Warner Cable is approved by regulators, it won’t be regional, either.

And Mr. Hastings is making deals with Comcast now. Last month, Netflix agreed to pay Comcast for faster and more reliable broadband delivery of its streaming service in a potentially groundbreaking deal between a content provider and a broadband distributor.

The deceptively mild-mannered Mr. Roberts doesn’t plan to stop there. Comcast is building a new tower, designed by the star architect Norman Foster, next to its Philadelphia headquarters that will house roughly 3,000 software engineers. He sees the new Comcast as a global technology company and its major competitors the media companies of the future: Google, Amazon, Facebook and even Apple, with which Comcast has been engaging in tentative negotiations.

“The alternative was to sit around and let cable die a slow death,” Mr. Roberts told me this week on a visit to Comcast’s current offices in Philadelphia. “Cable is a relic of an antiquated model,” when municipalities doled out local monopolies to cable operators. “The result is we’re not in New York or Los Angeles. How great can that be?”

Whether Comcast can become a force in New York now rests with regulators at the Justice Department, who are examining antitrust issues related to the Time Warner Cable deal, and at the Federal Communications Commission, which is looking at broader public policy issues. The sheer size of the deal, and the intense public interest in unfettered Internet access, have galvanized an array of opponents, from Senator Al Franken, Democrat of Minnesota, to the Consumers Union to the Writers Guild of America.

I suspect few of them, if any, are Time Warner Cable customers. In a 2013 J. D. Power customer satisfaction survey, Time Warner Cable ranked last in all but one region among television service providers.

Time Warner Cable operates in 29 states, but thanks to the old system of regional and municipal cable monopolies, Comcast and Time Warner Cable don’t compete anywhere. Justice Department merger guidelines define geographical markets, which is why regulators weighing airline mergers examine competition on individual routes, not national market share. In New York, Comcast will simply supplant Time Warner Cable in the array of consumer television and broadband options, which include Verizon’s FiOS service, RCN, DirecTV and the Dish Network.

“Given that these are local markets, and that Comcast and Time Warner Cable don’t overlap, the merger really has no impact on competition,” said Scott Hemphill, an antitrust professor and specialist in intellectual property at Columbia Law School.

Under conventional antitrust standards, it’s pretty much an open-and-shut case. But some opponents have seized on the rarely invoked doctrine of potential competition — the theory that, if Comcast were barred from acquiring Time Warner Cable, it would enter the New York market on its own.

But Mr. Roberts flatly ruled out that possibility, given the prohibitive costs of replicating Time Warner Cable’s infrastructure. As it is, he said Comcast is going to have to spend heavily to bring Time Warner Cable’s network up to Comcast’s standards.

And though it seems unlikely anytime soon, other potential competitors may still enter the New York market. Google has built high-speed fiber networks in three areas — Kansas City, both in Missouri and in Kansas; Austin, Tex.; and Provo, Utah — and plans to expand into nine more. Sprint is talking about using its spectrum for a wireless broadband connection to homes.

In any event, the doctrine of potential competition has rarely been invoked by courts to block mergers. (There have been only three instances, and one was overturned on appeal.)

Critics of the proposed merger have also dusted off a little-used antitrust doctrine called monopsony, arguing that the size of a combined Comcast-Time Warner Cable — the company would control about 30 percent of national pay television subscribers — would enable it to squeeze lower prices from suppliers like Netflix and cable programmers like ESPN. This issue of Comcast’s size and leverage with suppliers has also gotten caught up in the debate over net neutrality, which is the doctrine that all data on the Internet should be treated the same and that broadband providers like Comcast shouldn’t be allowed to charge a premium to heavy users like Netflix.

Susan Crawford, a professor at Cardozo School of Law and author of “Captive Audience: The Telecom Industry and Monopoly Power in the New Gilded Age,” has emerged as one of the most persuasive critics of the deal.

Although Professor Crawford, who is currently a visiting professor at Harvard Law School, concedes there’s little or no overlap between Comcast and Time Warner Cable in any relevant markets, “that’s missing the forest for the trees,” she said. “The deal takes an already terrible situation and makes it worse. Comcast has enormous market power where it operates and has the increased ability to stifle innovation in cable boxes, in uses of the Internet and to favor some programs over others. They have a built-in conflict of interest. It’s hard to imagine all that they can do.”

But Professor Hemphill noted that the purpose of antitrust law was to protect consumers, not program suppliers. It’s hard to imagine that the wildly popular ESPN or Netflix needs protection from regulators in Washington. When Time Warner Cable blocked CBS from its cable network in a dispute over fees, customers were outraged, and the cable company largely capitulated to CBS’s demands.

Most monopsony claims fail because consumers end up benefiting from the lower prices a monopsonist can extract from suppliers. If Comcast can negotiate a better deal with programmers, it has an incentive to pass at least some of those savings on to customers to increase demand for its services with lower prices. As Professor Hemphill noted, “Even a monopolist will pass through savings to customers as long as there’s elasticity of demand.”

On a less theoretical level, Comcast is promising a leap in quality for Time Warner Cable customers, who will be in line to gain access to Comcast’s new Xfinity wireless gateway. While in Philadelphia I got a demonstration of the new technology, which moves the brains of the cable box to the cloud and reduces its dimensions to the modest size of a wallet.

As a current Time Warner Cable customer, I’m reluctant to even turn on the television, so lengthy is the menu of mostly unwanted options. (I still have trouble finding “Mad Men” on AMC.) The Comcast interface was clear and easy to use, with colorful graphics and choices tailored to users’ viewing habits.

In the Comcast movie deck, I spotted recent releases — “The Wolf of Wall Street,” “Frozen” and “American Hustle” — any of which could be selected with a click of the remote or, with a Comcast app on a smartphone, by voice command. Each title also displays a Rotten Tomatoes rating. Ask the app, “What should I watch?” and the screen offers choices tailored to your interests. Comcast is also well on its way to making this all available on any device, though rights restrictions still limit what can be downloaded outside the home.

This technology, the product of what Mr. Roberts said has been billions of dollars in capital investment, is a powerful gatekeeper. As Professor Crawford pointed out, in the wrong hands, it could easily be used to favor some providers, like Comcast’s own NBCUniversal offerings, and bludgeon others, like Netflix, into paying high access fees. (Netflix didn’t show up on the Comcast gateway screen, but it’s nowhere to be found on Time Warner Cable, either.)

To gain approval for the NBC deal, Comcast agreed to a long list of conditions that bar discriminatory conduct, go a long way toward guaranteeing net neutrality and generally “enhance the public interest,” in the words of the F.C.C. And acquiring Time Warner Cable would bring those company’s 11 million subscribers under the terms of the agreement.

Regulators may well decide to impose even more conditions as a requirement for approving the Time Warner Cable deal, although Professor Crawford is skeptical that will happen if Comcast gets the go-ahead for the deal. “They’ve never been constrained by any words that tell them what to do,” she said. “They have great lawyers. It’s hard to imagine conditions that would make them consumer-friendly.”

Comcast’s performance on the J. D. Power customer satisfaction survey is only marginally better than Time Warner Cable’s. (Verizon’s FiOS service ranks first in the East.) While conceding room for improvement, Mr. Roberts pledges that will change once Comcast rolls out its new Xfinity service, and he says that the company’s strategy is focused on improving customer experiences.

“We want to be a tech company, not a wire company,” he said. He said he was frustrated that Google and Apple sell their services and products everywhere, but Comcast can’t. “We want to lead, to innovate,” he said. “Why is this controversial?”

The following blog post was posted on the ComcastVoices, which was also made available via a link provided in Tweet 3:

Comcast's David L. Cohen Discusses Time Warner Cable and Netflix on C-SPAN

Mar 28, 2014

By Sena Fitzmaurice

This weekend, Comcast's Executive Vice President David L. Cohen appears on C-SPAN’s The Communicators.  If you can't wait to watch it on the big screen, you can watch it here online.

In the interview by C-SPAN's Peter Slen and Communications Daily's Howard Buskirk, David discusses Comcast's deal with Time Warner Cable, reviewing the regulatory timeline of the transaction and discussing the public interest benefits of the deal.

He also discusses Internet interconnection and Comcast's recent deal with Netflix, noting that the transit market is intensely competitive. Peering and transit are very complicated subjects, and they don't always lend themselves to short answers in an interview.  So we'd like to make sure that David's point on peering is clear. The vast majority of Internet edge providers do not connect with us directly, they reach us via transit through other providers.  We have dozens of settlement-free peers (that is, transit providers who do not pay us anything) who provide these paths into our network, usually charging others for that service.  At the same time, we also have thousands of direct arrangements with CDNs, ISPs, and edge providers for which we are paid, more than 8,000 of them. Most edge providers are gaining access to our Internet backbone through an arrangement with one of the many "wholesalers" selling access to our network, and they likely are paying that wholesaler to reach us.  None of this is new — this is the way the Internet has worked since the beginning. This internet connection market is fiercely competitive.

David will be testifying on Comcast's behalf before the U.S. Senate Judiciary Committee on April 9th.  Stay tuned for our official filings with the FCC and the Department of Justice in the next couple weeks.

The following is a transcript of the video referred to in the blog post above appearing on C-SPAN’s The Communicators with C-SPAN's Peter Slen, Communications Daily's Howard Buskirk, and David L. Cohen, Executive Vice President, Comcast Corporation, on March 27, 2014 at 10:15 AM ET:

Peter Slen:
David Cohen is the executive vice president of Comcast Corporation.  He’s our guest this week on The Communicators. Mr Cohen, when it comes to the Comcast Time Warner Cable proposed merger, what’s the biggest hurdle that you see facing Comcast?

David Cohen:
So, what a surprise that we should start with that question. Well obviously we’re going to have a serious governmental review of the transaction, but I’ll be honest with you, I think the transaction is a lot less scary, a lot less large, and a lot less complicated than some people would like to make it. So when you think about it in the video space it’s not a horizontal deal, we don’t compete with Time Warner Cable anywhere, there isn’t a consumer in America who has a choice between buying Comcast products and Time Warner Cable products and at the end of the day we’re going to have under thirty percent of the market so, not particularly scary. There’s one thing that is appropriate to think about and to discuss, it is the implications on the broadband side, I think there’s a very good story there as well, lots of pro-competitive impacts, pro-consumer impacts with the transaction as a result of the increased scale and the increased investment and again not a very scary story when you look at market share—something less that forty percent of the wireline broadband share but if you factor in wireless and I just think it’s indisputable today that wireless is beginning to be an effective competitor and substitiute for at least many uses of broadband—market share is as low at twenty percent. Again, national share in broadband, not sure what that matters, the issue is local share and in no local market will there be less choice after the transaction then there was before the transaction.

Peter Slen:
I want you to respond to what David Carr from the New York Times wrote after the announcement of the proposed merger. “For the consumers, cable is not just television anymore, it is where the internet comes from and should this deal go through, more people who want to cut the cable cord will still have to buy their broadband from a cable company where prices only go one way: up.”

David Cohen:
So…lot of respect for David Carr but lot of mistakes in that statement. First of all, in terms of buying broadband today, consumers are going to have the same choices after this transaction as they had before this transaction. And the implication of that particular theory is that somehow this transaction is going to reduce choice for the purchase of broadband—that is just not true at all. Number two, according to the FCC, ninety..and ninety-three percent of Americans have access to broadband, to wireline broadband, today. And ninety seven percent of them have a choice of at least two broadband providers. So, it’s not a single choice market, again, as Mr. Carr represents, and last, the notion that prices on broadband only go one direction, which is to go up, is again, only true if you look at sticker price but with promotions prices for broadband have been amazingly stable when you realize the additional speed and the additional capacity that we have built into our broadband network, today Comcast consumers pay ninety-two percent less per megabit down of speed that is delivered to their homes than they did a decade ago—so sharply declining effective prices in the broadband market.

Peter Slen:	Well joining our conversation today on the Communicators is Howard Buskirk of Communications Daily where he serves as executive senior editor.

Howard Buskirk:	You have yet to file your merger application at the FCC, can you tell us what the timetable is and what seems to be taking a little time in getting that in?

David Cohen:
Sure, so, we’re, the current plan…there’s no definitive date for this but the current plan is to do our Hart-Scott-Rodino filings and our public interest statement and applications for license transfer early in April, my guess would be in the second week of April—that’s roughly the time period that we always said this would take…as you know, you’ve covered transactions before, the public interest statement is a major, major filing and it does take a considerable amount of time to prepare and to prepare thoroughly though this is all just part of the mechanics to get the, to get the process started at both the FCC and the Justice Department.

Howard Buskirk:
One transaction I spent a lot of time covering was AT&T T-Mobile and I realize that the fact set is totally different here but we’re starting to see a lot of opposition to this, there’s social media…and I’m just wondering are you concerned about the level of opposition that you’re starting to see?

David Cohen:
So I…I mean, there’s clearly been opposition expressed to the transaction but I also think it’s safe to say that in any media transaction that has been, media or telecom transaction, that’s been unveiled in the last twenty years there’s always been opposition, tends to come from the same group of people whose basic argument is that anytime there’s any consolidation in the media or telecom space the sky is going to fall in, the world is going to end as we know it, the internet is going to end as we know it and those, those predictions have largely been discredited and disproven in the multiple prior transactions. I think they’re equally untrue today and I’ll say I think I’ve been struck by the absence of rational, knowledgeable voices in this space coming out in opposition or even raising serious question about the transaction unlike AT&T T-Mobile where you had really credible, and serious economists and anti-trust experts and anti-trust lawyers saying from the outset what is AT&T thinking here—its number one competitor acquiring its number four competitor in a straight horizontal transaction absolutely eliminating or reducing consumer choice and you haven’t heard any of those voices weigh in on this transaction because of the fundamental differences in the transactions.

Howard Buskirk:	Well you don’t have the psychological problem of taking one of the four national competitors out of the market that you did with T-Mobile but I think a lot of the questions have circulated around the issue of, that with this acquisition you would control, I think, forty percent of the national broadband market and there’s questions, I think there’s starting to be questions about when is big too big and, I mean, is there some limit to the size of how big one operator can get?

David Cohen:
So, great questions let me sort of start, I mean a lot of the opposition from this group of people, as I said, who oppose everything is based upon, big is bad. And, whenever you get big, that’s a bad thing. And sometimes, big is bad, I will acknowledge that, but sometimes, big is really important, really necessary, and really good and that would tend to be in high capital expenditure industries in industries where innovation is fast moving and where you need a lot of investment in R&D and innovation to be able to keep pace and that’s our industry so the size, the rationale, for this transaction is all about scale—we’re going to get bigger, I’m not walking away from that, but that is, the critical benefits from this transaction will run from that scale the ability to invest more, to spread the investment in plant and in R&D across a larger customer base to enable us to compete against our real competitors, Time Warner Cable is not a competitor, Charter’s not a competitor, Cablevision isn’t a competitor, our real competitors are DirecTV—national company—Dish—national company—AT&T—global company—Verizon—global company—increasingly Netflix—national, quasi-global company, and most of those companies are bigger than we are, they all have a larger geographic reach,  most of them are bigger by revenues, market capitalization, and or by customers. So this transaction is all about increasing competition, creating more consumer benefit as a result of gaining additional scale. That shouldn’t be scary to people and I think knowledgeable people will look at the transaction and will say, hey, this is a really good thing for consumers to create a near national cable and broadband competitor in order to compete against the national and global players that are shaping this marketplace in the future. In terms of broadband market share, I want to reiterate because it’s just so important—if you only look at wireline broadband and we would have a market share of something less than forty percent, but as soon as you factor wireless it’s the market share of twenty percent. Twenty percent is not scary. I’d argue that forty percent is not scary because the relevant market here is not national. The relevant market if for you, for Peter, for anyone watching this show, what are my broadband choices, what are the choices for where I live in terms of broadband, and there’s nothing in this transaction that is going to reduce broadband choice for any consumer in America.

Peter Slen:	David Cohen, when Comcast bought NBCUniversal, there were conditions put on by the FCC, including some net neutrality conditions, what conditions would Comcast accept to get this deal done.

David Cohen:
So, other than what we’ve already said about extending the NBCUniversal conditions including our commitment to abide by the FCC’s Open Internet rules which make us the only ISP in the country that is legally bound by those rules today, other than extending those conditions to this transaction, we need to wait and see what the regulators say. We really don’t think there’s really a need for additional conditions here but we are very respectful of the process and, as Howard pointed out, we haven’t even had a chance to start the process yet, so when the time is right we’ll have discussions about that with the Justice Department and the FCC.

Howard Buskirk:
With the FCC, for example in the wireless space, there is a psychological thing where they’ve been pretty clear that they want to have four national carriers. Do you think, psychologically, that they’re going to have some kind of perspective on how big is too big and whether – I know what you were saying about overall market share but don’t you think at some point they start to draw the line?

David Cohen:
Again, I have huge respect for the FCC, for the career folks at the FCC, I have a tremendous amount of respect for Tom Wheeler, the current chair, and all four of the current commissioners. I think they’re going to look at this based on the law and based on the facts and not on an emotional to something amorphous about how big is too big. But specifically, I think the good news for American consumers, the good news for this transaction, is that the FCC has spent a lot of time working on the question of how big is too big in the multichannel video marketplace. In two extended proceedings about the question of how big a share one company can have in this marketplace, both times the commission concluded that they wanted to set a 30% horizontal ownership cap, shouldn’t get higher than 30% of the multichannel video marketplace. In both cases, the DC Circuit struck down that ownership cap, finding that the FCC’s conclusions were arbitrary and capricious, unsupported by the facts, unsupported by the law.  And that, in fact, a single company could have a much higher market share than what the FCC had determined and still not have adverse impacts on the market. Notwithstanding that ruling which is the law of the land today, we have agreed that we will divest up to about 3 million customers to bring us underneath the 30% horizontal ownership cap that the FCC twice tried to put into place. So I think, to the extent there’s an emotional attachment to the question of how big is too big, I think that we are coming in underneath the level at which that emotional attachment might exist.

Howard Buskirk:
One other question. You mentioned Tom Wheeler. After the February FCC meeting, Wheeler was asked about his meeting with the Sprint officials, about the possible acquisition of T-Mobile. And one of the things he said was ‘well, at least they came in, and Comcast never did before announcing its deal.’ Was there a reason, or was that a mistake not to go see the Chairman before?

David Cohen:	I don’t think he quite said ‘at least they came in.’

Howard Buskirk:	He did say ‘Comcast never did.’

David Cohen:
He said we did not come in, that was a factual statement. We don’t believe that the FCC is in the business of issuing advisory opinions, and I think it was out of respect for the FCC process and a long history that we’ve had with the FCC that it’s never in our interest to put an FCC Chairman or an FCC as an institution on the spot to ask for an advisory opinion without the benefit of a filing and a full analysis and review of any transaction. So I didn’t perceive Tom Wheeler as being critical. I think he was making a factual observation and as somewhat of a professional in this space, I’d sort of take it as a compliment. I’m not sure he meant it as a compliment, but I take it as a compliment that we understood the role of the FCC and the way the process works and maybe Spring and Softbank didn’t quite understand those rules.

Peter Slen:	David Cohen, one other factor in all of this is Congress, and will you be testifying before Congress when hey hold some hearings on this

David Cohen:
We only have one hearing scheduled so far, which is the Senate Judiciary Committee hearing which will be April 9 as currently scheduled. I will be the Comcast witness at that hearing. And again we’ve been to this rodeo a few times before, we thoroughly respect the role that Congress has and its oversight role of the Justice Department and of the FCC even though there’s no decision making role by Congress. And, frankly, we look forward to the public hearings as an opportunity, like appearing on The Communicators is, to make our case and to spell out in very clear terms the strong pro-competitive, pro-consumer benefits of this transaction, and the absence of any material risk of any competitive activity as a result of it.

Peter Slen:	So many of the articles after the merger was announced were about you and your political influence. What do you think about those articles?

David Cohen:
I’m always a little humored by articles like that, and, Peter you’ve known me for a long time, it is not my favorite thing to wake up in the morning and see an article about me, but, you know, look, I like government, I like politics, I’ve been involved in politics and government for twenty-five years and there’s that old, classic line “some of my best friends are elected officials” and they really are. I respect the work that is done and I enjoy my relationships with them but, having been involved in the political arena I know there are no quid pro quos, there are no guarantees, there are no, any set expectations—any good elected official, and I’d like to think that the many elected officials who are my friends are all great elected officials are going to make decisions on the merits based upon what they believe is the truth based upon the facts and the law at the time that they look at it. And, at the end of the day, if an elected official who we have a relationship with thinks that this transaction is awful for consumers or doesn’t agree, doesn’t believe the facts that we’re setting forth they’re going to oppose this transaction and that’s their job as elected officials and I’ll respect that judgment just as much as I’d respect the judgment in favor of the transaction.

Howard Buskirk:	I wanted to ask how much data you anticipate having to file with regulators to get this thing approved, I mean are we talking boxcar loads full of documents?

David Cohen:
Yeah, I’m sure, I’m sure there will be a significant amount of data. Remember what we file at the Justice Department is not public. That is a private process. What we file at the FCC is largely public although confidential and proprietary data may be redacted and there may be certain things that are filed that are not part of the public record. So, in connection with our public interest statement  we will be filing applications for license transfer and there are hundreds of licenses involved here so that will be, those will be voluminous, there will be the public interest statement itself, there will be several affidavits that are attached to the public interest statement and on which the public interest statement relies, so you’ll have, you know, hundreds of pages of public filings right on day one in terms of what follows, that really does to what the commission asks us to file in supplement  which will come a little bit further in the process than with filing of the public interest statement.

Howard Buskirk:
Sometimes in cases like this, the FCC will take a broader view and they’ll seek information from competitors and they want to try to do sort of a market snapshot, do you anticipate that that’s likely in this case?

David Cohen:
So, I, again, Justice Department, I think the Justice Department will clearly talk to competitors, programmers, others in the ecosystem. With the FCC process, what will happen is, we will make our, we will file our applications and public interest statement and then in some amount of time, a week, two weeks, three weeks, the Commission will issue an order which puts that public interest statement on what’s called public notice and they’ll set a schedule, and there will be some amount of time for people to file at the FCC and some amount of time for people to reply to those filings so you’ll actually see the positions, and people will come in and meet with FCC staff and individual FCC commissioners and they’ll be ex parte letters filed that disclose the existence of those meetings roughly speaking what was said in those meetings so all of that becomes a part of the public record.

Howard Buskirk:
Right so, sometimes they go beyond that though and it’s more, and they’re trying to build more of an industry snapshot because they want to see more, because that’s where the questions about how big is too big in the broadband market.

David Cohen:
Again, I, I mean, maybe, but not, I mean, remember a lot, a lot of entities, the FCC doesn’t even have jurisdiction over so most of what happens at the FCC is going to build off of the record that is created as a result of putting the public interest statement on public notice and creating a process for anyone who has any interest in the transaction to make filings with the commission that’s where, I’m not going to say they’re not going to solicit additional comments, but, the FCC process is so public, it’s very unlike that DOJ process that almost anything they do, they will want to make part of this public record proceeding.

Peter Slen:
David Cohen is Executive Vice President of the Comcast Corporation, he also serves as the Chair of The Trustees of University of Pennsylvania, where he graduated from law school.  He also serves on the National Boards of the Urban League and the National Council of La Raza.  Mr. Cohen, how long has Comcast had it eye on Time Warner Cable?  Is that something you’d answer?

David Cohen:
Well you know it is pretty easy to answer because we did file our S4 with the proxy and so it is safe to say that we always are interested in looking at possible attractive acquisition opportunities.  For or a year or two before this was announced there were off and on light conversations about whether it made sense for Comcast and Time Warner Cable to be put together. Over the course of a year there were discussions among multiple players in the industry with Comcast and with others about cable consolidation and most particularly conversations between Charter and Comcast, Charter and Time Warner Cable, between Charter and Time Warner Cable and Comcast, and then ultimately the deal we struck between Time Warner Cable and Comcast.   We are very disciplined in the way in which we think about financial transactions.  We want to make sure that anything we do is financially accretive for our shareholders; anything we do is digestible from an operational perspective.  Comcast Cable, under the leadership of Neil Smit is functioning at the highest level it that it ever has, and really in a distinctive way from the rest of the cable industry, and we would never want to do anything that takes away from the operational excellence we have at Comcast Cable, but with Brian Roberts and Michael Angelakis so focused on the future of the company and our balance sheet.  Brian loves to ask the question we are very comfortable with were we are today but 5 years, 10 years from today, what is this competitive landscape going to look like?  As I said the additional scale that comes from this transaction gives us the ability to continue to invest in innovation and R&D, to ensure that we remain at the head of the class in terms of delivering high quality, very attractive and appropriately priced video, high-speed data and telephone services to residential customers and to business customers.  Brian keeps all of our eyes focused on that ball in a great way and it’s that frame of how do we continue to be completive and impactful in the space with the balance sheet and financial discipline that Michael brings to the table and the operational excellence that a Neil Smit on the cable side and a Steve Burke at NBCUniversal bring to the table.

Peter Slen:	In the few minute we have remaining; I want to ask you about a couple of other issues Comcast is working on right now – peering agreements, is that the wave of the future?

David Cohen:
I don’t know if it is the wave of the future but it is the wave of the past.  Peering agreements and internet connection agreements have been in existence since the birth of the internet. It is how the internet was built; it is how the internet functions.  There are currently 40 traffic providers, content delivery networks that are out in the marketplace very aggressively competing to sell access to the Comcast Network.  We have over 8,000 internet edge providers who access our internet through a variety of interconnection and peering agreements, mostly derivative through those 40 effectively “wholesalers” of access to our internet.  Internet interconnection and peering agreements, the vast majority of which, by the way, are settlement free; that is they are free connections to the internet is how the internet was built up and it is absolutely impossible to imagine an internet that does not continue to rely upon that web of agreements in a very completive market and one that is working extremely well from a completive and financial perspective.

Howard Buskirk:
Somewhat famously, Netflix CEO, Reed Hastings was very critical recently of these paid peering agreements and he said “this kind of leverage is effective against Netflix which is pretty large; imagine the plight of smaller services today and in the future.”  And my two questions about that are, one do you expect the FCC to look more closely at this this issue?  And second, how do you respond to Mr. Hastings?

David Cohen:
The first question is easy.  I do expect the FCC to look at this.  I think they were looking at this before Reed Hastings spoke and again I have tremendous confidence in the FCC and in the current leadership of the FCC and I think we will be able to make a case along the lines of what we just made in response to Peter’s question, that this is not a place where government intervention is helpful or necessary.  In terms of Mr. Hastings, I have a huge amount of respect for him, he has built and amazing business and he has been a great partner of Comcast.  And by the way, I think he would say that Comcast has been a great partner of his because if it wasn’t for Comcast and the cable industry and the investments we have made in broadband, Netflix wouldn’t be as successful as it is. And Netflix has clearly enabled us to sell more broadband subscriptions but his argument, with all due respect on this issue, is essentially hogwash.  It has nothing to do with access to the internet, that has nothing to do with net neutrality, it’s not a matter of stronger net neutrality, which is what the talked about.  The transit market is intensely completive, as I said there are 40 companies who are out there selling access to our pipe and to our broadband and the history if it ever becomes known was that it was Netflix that is the moving party in terms of making this deal with Comcast and the reason why was because they wanted to cut out the wholesaler, deal directly us, controlling more than 30% of the traffic on the internet, they said “why do we have to pay a wholesaler?  We can get a better deal by going and dealing directly with Comcast.” And that is exactly what they did.

Peter Slen:
Finally Mr. Cohen, recently the Wall Street Journal had a headline that Apple and Comcast are exploring a TV deal.  I didn’t see you quoted in this article.  What is your response to that headline?  And what is the advantage to working with Apple?

David Cohen:	Well you didn’t see anyone from Comcast or Apple quoted in that story. I’m just going to say that we talk to people all the time and I’m not going to have anything specific to say about the discussions with Apple, other than to point out that there is another example of how intensely competitive and fast evolving the entire multichannel video space is, here you have a company, you know the most valuable company in the world by market capitalization, a company that generates forty to fifty billion dollars a year in cash flow and they’re working as hard as they can to figure out an entry into this market which would be a new competitor that isn’t there now and it further underscores why there shouldn’t be any material concern about the Comcast Time Warner Cable transactions because there’s nothing but more, different and more interesting competition that is coming in this space down the road.

Peter Slen:	David Cohen, executive vice president of Comcast and Howard Buskirk of Communications Daily.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.